UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Mason Hill Holdings, Inc.
                    ----------------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.002
                    ----------------------------------------------
                        (Title of Class of Securities)

                                   57520U 10 4
                    ----------------------------------------------
                                 (CUSIP Number)


                                 Geoffrey Eiten
                         300 Chestnut Street, Suite 300
                                Needham, MA 02492
                                 (781) 444-6100

                                 with a copy to:

                                 April E. Frisby
                                 Weed & Co. LLP
                         4695 MacArthur Ct., Suite 1430
                             Newport Beach, CA 92660
                                 (949) 475-9086
                  ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    10/18/03
                    ----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following  box.  [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  57520U  10  4

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1.  Names  of  Reporting  Persons.  I.R.S.  Identification Nos. of above persons
(entities  only).

Geoffrey  Eiten
--------------------------------------------------------------------------------

2.  Check  the  Appropriate  Box  if  a  Member  of  a  Group (See Instructions)
(a)
(b)
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3.  SEC  Use  Only


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4.  Source  of  Funds  (See  Instructions)

OO
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5.  Check  if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or  2(e)  .
[  ].

--------------------------------------------------------------------------------

6.  Citizenship  or  Place  of  Organization
United  State  of  America


--------------------------------------------------------------------------------

Number  of  Shares  Beneficially  Owned  by  Each  Reporting  Person  With:
7.  Sole  Voting  Power:  6,127,894  shares


--------------------------------------------------------------------------------

8.  Shared  Voting  Power:


 -------------------------------------------------------------------------------

9.  Sole  Dispositive  Power:  6,127,894  shares


--------------------------------------------------------------------------------

10.  Shared  Dispositive  Power:


--------------------------------------------------------------------------------

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting Person:  6,127,894
shares


--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------

13.  Percent  of  Class  Represented  by  Amount  in  Row  (11):  31%


--------------------------------------------------------------------------------

14.  Type  of  Reporting  Person  (See  Instructions):  IN

ITEM  1.          Security  and  Issuer
--------         ----------------------

     Common  Stock,  Par  Value,  $.002

     Mason  Hill  Holdings,  Inc.
     300  Chestnut  Street,  Suite  200
     Needham,  MA  02492

ITEM  2.          Identity  and  Background
--------          --------------------------

     (a)  Name:  Geoffrey  Eiten

     (b)  Residence  or  business  address:
     300  Chestnut  Street,  Suite  200
     Needham,  MA  02492

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

     President,  Secretary, Treasurer and Director
     Mason Hill Holdings, Inc.
     300 Chestnut  Street,  Suite  200
     Needham,  MA  02492

     President
     National  Financial  Communications  Corp.
     300  Chestnut  Street,  Suite  200
     Needham,  MA  02492
     National Financial Communications is a consulting & investor relations firm for small/micro cap companies.

     (d,e)     Legal  Proceedings:

     During the last five years, Mr. Eiten has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, Mr. Eiten has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


     (f)     Citizenship:

     United  States  of  America


ITEM  3.     Source  and  Amount  of  Funds  or  Other  Consideration
--------     --------------------------------------------------------

     Mr. Eiten was issued 6,127,894 shares for consulting services rendered to the company valued at $12,255.79 or $.002 per share.

ITEM  4.          Purpose  of  Transaction
--------          ------------------------

     In connection with this issuance, Mr. Eiten was appointed President, Secretary and Treasurer of the company. He is also the company's sole director. Mr. Eiten and National Financial Communications Corp., a company Mr. Eiten controls, have agreed to purchase all of the issued and outstanding shares of the company from the shareholders of Mason Hill Holdings, Inc. These stock purchases have not yet closed.

ITEM  5.          Interest  in  Securities  of  the  Issuer
--------          -----------------------------------------

     (a) Out of 20,000,000 shares of Mason Hill Holdings, Inc. outstanding at October 18, 2003, Mr. Eiten owns 6,172,894 shares, or approximately 31% of the outstanding common stock of the Company.
     (b) Mr. Eiten has the sole power to vote and dispose of the shares described in paragraph (a).
     (c)  Not  applicable.
     (d)  Not  applicable.
     (e)  Not  applicable.

ITEM  6.          Contracts,  Arrangements, Understandings or Relationships with
--------          --------------------------------------------------------------
Respect  to  Securities  of  the  Issuer
----------------------------------------

     None.

ITEM  7.          Material  to  Be  Filed  as  Exhibits
--------          -------------------------------------

     None.

                                    Signature
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December  22,  2003
-------------------
Date

/s/  Geoffrey  Eiten
--------------------
Signature

Geoffrey Eiten
--------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)